Exhibit 99.1
China Hydroelectric Corporation Announces Acquisition of 44 MW
Hydroelectric Power Project in Yunnan Province
Company previously had announced the execution of a definitive agreement to acquire the Xiaopengzu hydroelectric power project.
NEW YORK, September 13 /PRNewswire-Asia-FirstCall/ — China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or the “Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China (“PRC”), today announced that on September 6, 2010 it consummated the previously announced acquisition of 100% of the Xiaopengzu hydroelectric power project totaling 44 megawatts (“MW”) of installed capacity in Yunnan province of the PRC.
The equity purchase price for the project was US $35 million (RMB 240 million) with a debt assumption of $22 million (RMB 150 million). The Company is in the process of refinancing the existing bank debt and expects to receive an additional $13 million (RMB 90 million) in non-recourse bank debt from the Bank of China Fujian Branch.
The Company had announced the execution of the definitive agreement for this acquisition on February 16, 2010. This purchase provides for the addition of 44 MW of operating installed capacity, increasing the Company’s total installed capacity to 493.4 MW.
The Company continues to work towards finalizing the acquisition of the Taiyu projects for which the Company has entered into memoranda of understanding. As announced previously, the Company has made down payments with respect to the Taiyu projects memoranda, which include penalties to the sellers for cancellation. Subject to the satisfactory completion of its due diligence review, the Company expects to enter into definitive agreements to acquire and finance these projects in the near term.
“We are pleased to consummate the acquisition of the Xiaopengzu project in Yunnan province,” said Chairman & CEO John D. Kuhns of China Hydroelectric Corporation. “This acquisition significantly increases our total installed capacity and Yunnan province, where we already own and operate 114 megawatts of capacity, presents an excellent opportunity to expand our asset base in China. Our ability to acquire hydroelectric power projects has accelerated as a result of our January 2010 IPO and our favorable loan framework agreement with the Bank of China’s Fujian branch.”
About China Hydroelectric Corporation
China Hydroelectric Corporation (“CHC” or the “Company”) is an owner, consolidator, developer and operator of small hydroelectric power projects in the People’s Republic of China. Led by an international management team, the Company’s primary business is to identify and evaluate acquisition and development opportunities and acquire, and in some cases construct, small hydroelectric power plants in China. China produces approximately 22% of its total energy from hydroelectric energy. The Company currently owns sixteen operating hydroelectric power projects (consisting of 21 operating stations) in China with total installed capacity of 493.4 MW. These projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan.
For further information about China Hydroelectric Corporation, please visit the Company’s website at http://www.chinahydroelectric.com .
Cautionary Note Regarding Forward-looking Statements:
Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to our business strategies and plan of operations, our ability to acquire hydroelectric assets, our capital expenditure and funding plans, our operations and business prospects, projects under development, construction or planning and the regulatory environment. The forward-looking statements are based on our current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, our relationship with and other conditions affecting the power grids we service, our production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of our cost-control measures, our liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China, and other factors affecting our operations that are set forth in our Prospectus dated January 25, 2010 and filed with the Securities and Exchange Commission (the “SEC”) and in our future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
For more information, please contact:
Company:
China Hydroelectric Corporation
Mary Fellows, EVP and Secretary
Phone: +1-860-435-7000
Email: mfellows@chinahydroelectric.com
Investor Relations:
HC International, Inc.
Scott Powell
Phone: +1-917-721-9480
Email: scott.powell@hcinternational.net